

July 19, 2012

Via E-mail
Steven W. Richards
Executive Vice President, CFO and Secretary
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704

Re: **TTM Technologies, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 29, 2012
           File No. 000-31285

Dear Mr. Richards:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-lived Assets, page 38

1.   We note that during the year ended December 31, 2011, goodwill allocated to the North America segment was impaired. In future filings, to the extent you perform two-step impairment tests after performing qualitative analyses, and any of your reporting units with goodwill are at risk of failing "step one" of ASC 350-20-35-4 because the fair value

is not substantially in excess of the carrying value, please disclose the following information:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- Analysis of the degree of uncertainty associated with your assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Liquidity and Capital Resources, page 44

2.   We note that as of December 31, 2011, you had cash and cash equivalents of $70.4 million located in Asia. Please clarify whether this amount is the total amount of cash held by foreign subsidiaries. To the extent there is cash and cash equivalents held by subsidiaries located in foreign regions other than Asia, please tell us and disclose the total amount of cash held by foreign subsidiaries in future filings. Also, please tell us what consideration was given to disclosing the potential income tax consequences of repatriating undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 70

3.   We note from disclosure in the business section that you provide certain value-added services as well as design and engineering services. Please tell us whether these services are separate deliverables in your arrangements with customers. To the extent such services constitute separate deliverables, please explain the terms of the arrangements containing such services, how you allocate arrangement consideration and how you recognize revenue for the services.

Note (14) Commitments and Contingencies, page 96

4.   We note your disclosure indicating that "the amount of any reasonably possible or probable loss for known matters would not be material to the Company's financial condition." Please tell us what consideration was given to disclosing whether such

matters may be material to your results of operations and cash flows or alternatively, your financial statements as a whole. In this regard, disclosing that a contingency is not expected to be material to one but not all of your financial statements does not meet the requirements of ASC 450-20-50-4(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief